LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)
A Member of The Lion Group

04046028

25 October 2004

RECEIVED
2004 NOV -9 A 8:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549



Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the announcement - Entitlements (Notice of Book Closure) dated 22 October 2004, Re: First and Final Dividend of 1.0% less 28% Malaysian Income Tax for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 11/10

Form Version 2.0

Entitlements (Notice of Book Closure)

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 22/10/2004 05:28:34 PM
Reference No LI-041022-40CF6

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

*	Entitlement date	:**01/12/2004**
*	Entitlement time	:**05:00:00 PM**
*	Entitlement subject	:**First and Final Dividend**
*	Entitlement description	

First and Final Dividend of 1.0% less 28% Malaysian Income Tax

Period of interest payment	: to
Financial Year End	:**30/06/2004**
Share transfer book & register of members will be closed from	: to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Secretarial Communications Sdn Bhd
Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur
Tel Nos : 03-21622155, 03-21648411

	Payment date	:**21/12/2004**
	A depositor shall qualify for the entitlement only in respect of:	
*	a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**01/12/2004**
	b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:**29/11/2004**

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

	Number of new shares/securities issued (units) (If applicable)	:
*	Entitlement indicator	:○ **Ratio** ○ **RM** ● **Percentage**
*	Entitlement in percentage (%)	:**1**
	Remarks	

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

22 OCT 2004